UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 4, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel   +27 11 278 9600
Fax   +27 11 278 9863

MEDIA RELEASE:

SAFETY INCIDENTS AT SIBANYE`S COOKE OPERATIONS

Westonaria, 2 February 2016: Sibanye wishes to advise that it has, in the last two days, regrettably experienced two safety related incidents at its Cooke Operation.

The first incident, which occurred on Monday 1 February, affected two contractors at Cooke 1 Shaft, who were engaged in illegal mining activities at the end of their shift. The affected employees appear to have entered an abandoned and sealed raise line close to the one they were supposed to be working in, when they were trapped by a fall of ground in the area. Rescue efforts led by the Proto teams have commenced, and the teams have been working tirelessly since yesterday in an effort to reach the trapped miners.

"Our priority is the safety of both the employees and the rescue teams. We have advised the Department of Mineral Resources and are working together to bring both these employees out. We are also in contact with their families and remain hopeful that we will be successful in our rescue operations," said Neal Froneman, CEO of Sibanye Gold

The company remains concerned about the scourge of illegal mining, and it believes that incidents such as these highlight the negative impact that illegal mining has on the safety of employees and the sustainability of the industry. "We are calling on all stakeholders and, in particular, government to take firm action and join forces with us in the fight against illegal mining," he said.

In a separate incident, a miner was fatally injured in a materials handling accident involving a pinch bar at Cooke 3 Shaft today. "We wish to send our condolences to his family and friends. We remain committed to safe production and will continue to work with all stakeholders to ensure compliance to safety standards and procedures," said Froneman.

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

www.sibanyegold.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 4, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer